Exhibit 99.1

Angeion Corporation

350 Oak Grove Parkway

St. Paul, MN 55127 USA

Telephone: (651) 484-4874

Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:  Rodney A. Young, President and CEO, (651) 484-4874

 Bill Bartkowski, MeritViewPartners, (612) 605-8616

Angeion Corporation Reports 10% First Quarter Revenue Growth

as Customer Demand Increases Across Product Lines

Company Plans New Cardiorespiratory Diagnostic Product Launches;

New Leaf Health and Fitness Products Contributing to Growth

SAINT PAUL, Minn. (March 11, 2005) — Angeion Corporation (Nasdaq SC: ANGN) today reported results for its first quarter ended January 31, 2005.  Total revenue increased by 10.4 percent to $5.0 million for the three months ended January 31, 2005 compared to $4.6 million for the same period in 2004.  The net loss for the three months ended January 31, 2005 was $711,000, or $0.20 per share, compared to a net loss of $730,000, or $0.20 per share, for the three months ended January 31, 2004.  The Company continues to invest in sales and marketing programs to support the growth in its cardiorespiratory diagnostic products and New Leaf health and fitness products.

“Customer demand in the United States and international markets for our cardiorespiratory diagnostic systems continues to grow,” commented Rodney A. Young, President and Chief Executive Officer.  “In an effort to further fuel customer demand and expand our market share, we are scheduled to launch three new cardiorespiratory diagnostic products by the end of second quarter 2005.  Based on the new product preview with our European and Latin American distribution partners, we anticipate that our international and domestic customers will enthusiastically welcome these new products.”

Young also noted recent progress with the Company’s New Leaf Active Metabolic Training technology.  “Our New Leaf health & fitness products are noticeably contributing to overall revenue growth.  We are excited about our recently announced agreement with one of the nation’s innovative leaders in the fitness and wellness industry.  Their adoption, together with the growing consumer acceptance of our metabolic training programs, is a strong endorsement of our technology,” said Young.

“We are encouraged that our New Leaf Active Metabolic Training system is steadily becoming the scientific foundation for leading edge organizations to develop successful programs.  Health clubs and other healthcare related organizations are looking toward our New Leaf products and programs to help members, employees, patients and athletes improve their fitness, health, weight loss or enhance athletic performance,” concluded Young.

—More —

The Company is continuing its effort to resolve issues related to the indemnification claim for some of the Implantable Cardioverter Defibrillators formerly manufactured by the Company.  The lawsuit is currently in the discovery stage and the Company expects that any potential legal proceedings in this matter will not occur until the spring of 2006.

A detailed discussion of the Company’s financial position and results of operations is contained in the Company’s Form 10-KSB for the year ended October 31, 2004 and Form 10-QSB for the quarter ended January 31, 2005.

Founded in 1986, Angeion Corporation acquired Medical Graphics (www.medgraphics.com) in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems for the management and improvement of cardiorespiratory health.  The Company has also introduced a line of health and fitness products, many of which are derived from Medical Graphics’ cardiorespiratory product technologies.  These products, marketed under the New Leaf Health and Fitness brand (www.newleaf-online.com), help consumers effectively manage their weight and improve their fitness.  They are marketed to the consumer primarily through personal training studios, health and fitness clubs and other exercise facilities.  For more information about Angeion, visit www.angeion-ir.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Actual results may differ materially depending on a variety of factors, including (i) the Company’s ability to successfully operate its Medical Graphics business including its ability to develop, improve and update its cardiorespiratory diagnostic products, (ii) the Company’s ability to successfully introduce its New Leaf Health & Fitness products including its New Leaf Weight Loss Program, (iii) the Company’s ability to achieve and maintain a level of revenue that enables it to attain profitability, (iv) the Company’s ability to successfully defend itself from product liability claims related to its Medical Graphics and New Leaf products and claims associated with its prior cardiac stimulation products, (v) the Company’s ability to successfully resolve all issues in connection with ELA Medical’s claim for reimbursement and the Company’s product liability insurance coverage; (vi) the Company’s ability to protect its intellectual property, and (vii) the Company’s dependence on third-party vendors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and the prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2004, and subsequently filed reports.

– Financials follow –

Angeion Corporation and Subsidiaries

Condensed Unaudited Consolidated Financial Statements

(In thousands, except per share data)

	Three Months Ended January 31,
	2005	2004
Consolidated Statements of Operations
Revenue	$5,030	$4,555

Net loss	(711)	(730)

Net loss per share – basic and diluted	$(0.20)	$(0.20)

	January 31, 2005	October 31, 2004
Consolidated Balance Sheets
Cash	$2,269	$2,390
Other current assets	6,643	7,398
Current assets of discontinued operations	700	700
Equipment and intangible assets	7,268	7,542
	$16,880	$18,030

Current liabilities	$3,682	$4,106
Current liabilities of discontinued operations	1,070	1,092
Shareholders’ equity	12,128	12,832
	$16,880	$18,030

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